EXHIBIT 3.3


                               Amendment of Bylaws


         WHEREAS, the Board of Directors believes it is in the best interests of the Company to amend the provision of its Bylaws relating to the number of directors;

         NOW, THEREFORE, BE IT RESOLVED, that Section 2.2 of Article II of the Company's Bylaws be deleted in its entirety and a new Section 2.2 of Article II be inserted in lieu thereof as follows:

              Section 2.2. Number and Term. The Board of Directors shall consist of not fewer than 10 and not more than 25 members and shall be divided into three classes as nearly equal in number as possible. The Board of Directors shall set the precise number of directors from time to time. The members of each class shall be elected for a term of three years and until their successors are elected and qualified. One class shall be elected by ballot annually. Any amendment of this Section 2.2 of the Bylaws which has the effect of changing the minimum or maximum number of directors as set forth herein shall require the affirmative vote of two-thirds of all directors then in office or the affirmative vote of the holders of two-thirds of the issued and outstanding shares of the Corporation entitled to vote at any regular or special meeting of the stockholders called for that purpose.

     RESOLVED FURTHER, that all other provisions of the Bylaws shall remain in full force and effect.